FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Fatality at its Young-Davidson Mine

Toronto, Ontario (November 29, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) deeply regrets to announce the death of an employee following an accident underground at the Young-Davidson mine this afternoon.

“We are shocked and deeply saddened by the loss of our colleague. Nothing is more important than the safety of our employees. On behalf of the entire team at Alamos, we extend our deepest sympathies to his family, friends, and loved ones,” said John A. McCluskey, President and Chief Executive Officer.

Alamos is working closely with the local authorities and will be conducting an internal investigation. All means of support are being provided to the family and those impacted by the accident.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact
Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439
ir@alamosgold.com

Media Contact
Rebecca Thompson
Vice President, Public Affairs
(416) 368-9932 x 5448
media@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.